UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2018

Commission File Number: 001-10351

POTASH CORPORATION OF

SASKATCHEWAN INC.

(Name of registrant)

Suite 500, 122 – 1st Avenue

South Saskatoon, Saskatchewan

S7K 7G3 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POTASH CORPORATION OF SASKATCHEWAN INC.

Date: February 26, 2018	By:	/s/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	Vice President, Deputy General Counsel and Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2017 Annual Report to Shareholders